Exhibit 99.1

DRYSHIPS INC. ANNOUNCES ACQUISITION OF THREE MODERN KAMSARMAX DRYBULK VESSELS
ATHENS, GREECE – April 19, 2017 - DryShips Inc. (NASDAQ: DRYS) (the "Company" or "DryShips"), a diversified owner of ocean going cargo vessels, announced today that it has entered into agreements with unaffiliated third parties to acquire:
-	One 81,918 DWT Kamsarmax drybulk carrier built in 2014. The Company expects to take delivery of this vessel during the second quarter of 2017.
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Two 81,129 DWT Kamsarmax drybulk carriers built in 2014. The purchase of these two second-hand Kamsarmaxes was previously announced and the Company has now physical inspected and accepted the vessels. The Company expects to take delivery of the vessels during the second quarter of 2017.

The Company will finance the total gross purchase price of approximately $68 million using cash on hand, which currently stands at $429 million.
Mr. George Economou, Chairman and Chief Executive Officer commented:
 "We are very pleased to have further grown the size of our drybulk fleet to 21 drybulk carriers through the acquisition of three modern vessels, which will also rejuvenate the average age of our fleet. The above acquisition allows us to immediately deploy our available liquidity and is expected to be accretive to our earnings and cash flows."
About DryShips
The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of (i) 13 Panamax drybulk vessels; (ii) four Newcastlemax drybulk vessels, which are expected to be delivered in the second quarter of 2017; (iii) four Kamsarmax drybulk vessels, three second-hand vessels expected to be delivered in the second quarter of 2017 and one newbuilding expected to be delivered in the third quarter of 2017; (iv) one very large crude carrier, which is expected to be delivered in the second quarter of 2017; (v) one Aframax tanker newbuilding and one Aframax second-hand tanker, both of which are expected to be delivered in the second quarter of 2017; (vi) four VLGC newbuildings, two of which are expected to be delivered in June and September 2017 and the other two before the end of 2017; and (vii) six offshore support vessels, comprising two platform supply and four oil spill recovery vessels. DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."
Visit the Company's website at www.dryships.com.  The information contained on the Company's website does not constitute a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, our inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in our relationships with the lenders under our debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com